Exhibit 99.7

KPMG LLP
Chartered Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5
Canada

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of AuRico Gold Inc.

We consent to the inclusion in this annual report on Form 40-F of:

-	our Independent Auditors’ Report of Registered Public Accounting Firm dated March 25, 2013, on the consolidated financial statements of AuRico Gold Inc. (the “Company”) comprising the consolidated balance sheets of the Company as at December 31, 2012 and December 31, 2011, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information,

-	our Report of Independent Registered Public Accounting Firm dated March 25, 2013 on the Company’s internal control over financial reporting as of December 31, 2012,

each of which is contained or incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2012.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-177638, 333-175079 and No. 333-173458) on Form S-8 and Registration Statement (No. 333-177404) on Form F-10 of AuRico Gold Inc.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 1, 2013

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.